Talino Ventures, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2019 & 2020

Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
Talino Ventures, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2019 & 2020 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern
As discussed in Note 3, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

Vince Mongio, CPA, CIA, CFE, MACC
Miami, FL
September 28, 2021
Vincenzo Mongio

AGSX INC

Balance Sheets

As at December 31, 2020 and 2019

(unaudited)

		December 31, 2020		December 31, 2019
ASSETS				
Current Assets				
Cash and cash equivalent	$	2,904	$	16,465
Due from related parties		172,089		80,787
Total Current Assets		174,993		97,252
TOTAL ASSETS	$	174,993	$	97,252
LIABILITIES AND STOCKHOLDERS' DEFICIT				
Current Liabilities				
Accounts payable and accrued liabilities		218		218
Due to related parties		253,665		203,663
Total Current liabilities		253,883		203,881
Total liabilities		253,883		203,881
Stockholders' deficit				
Common Stock, par value $0.0001, 10,000,000 authorized, 10,000,000 issued and outstanding		1,000		1,000
Retained deficit		(79,890)		(107,629)
Stockholders' deficit	$	(78,890)	$	(106,629)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$	174,993	$	97,252

The accompanying notes are an integral part of these unaudited financial statements.

AGSX INC
Statements of Operations and Comprehensive Income (Loss)
For the years ended December 31, 2020 and 2019
(unaudited)

	December 31, 2020		December 31, 2019	
REVENUE FROM RELATED PARTIES	$	434,888	$	344,130
COST OF REVENUE		-		-
		434,888		344,130
OPERATING EXPENSES				
General and administrative	$	167,149	$	354,284
Professional fees		240,000		218
Total Operating Expenses		407,149		354,502
NET INCOME (LOSS) AND COMPREHENSIVE INCOME (LOSS)	$	27,739	$	(10,372)

The accompanying notes are an integral part of these unaudited financial statements.

AGSX Inc
Statements of Stockholders' Deficit
For the years ended December 31, 2020 and 2019
(unaudited)

	Common Stock			Accumulated	Total Stockholders'
	Number of Shares	Amount		Deficit	Deficit
Balance - December 31, 2018	10,000,000	$ 1,000		$ (112,757)	$ (111,757)
Net loss	-	-		(10,372)	(10,372)
Balance - December 31, 2019	10,000,000	$ 1,000		$ (123,129)	$ (122,129)
Net income	-	-		27,739	27,739
Balance - December 31, 2020	10,000,000	$ 1,000		$ (95,390)	$ (94,390)

The accompanying notes are an integral part of these unaudited financial statements.

AGSX Inc

Consolidated Statements of Cash Flows

For the years ended December 31, 2020 and 2019

(unaudited)

	Year Ended December 31, 2020	Year Ended December 31, 2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ 27,739	$ (10,372)
Adjustments to reconcile net income (loss) to net cash from operating activities:		
Revenue earned directly through related party advances	(434,888)	(344,130)
Expenses paid directly through related party advances	291,248	85,334
Changes in operating assets and liabilities:		
Accounts receivable	-	10,000
Accounts payable and accrued expenses	-	(15,282)
Net cash used in operating activities	(115,901)	(274,450)
CASH FLOWS FROM INVESTING ACTIVITIES		
Net cash used in investing activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES		
Advances from related parties	4,000	5,000
Advances to related parties	(10,160)	(26,268)
Repayment of advances to related parties	108,500	307,000
Net cash provided by financing activities	102,340	285,732
Net change in cash and cash equivalents	(13,561)	11,282
Cash and cash equivalents - beginning of period	16,465	5,183
Cash and cash equivalents - end of period	$ 2,904	$ 16,465

The accompanying notes are an integral part of these unaudited financial statements.

AGSX INC.
Notes to the Unaudited Financial Statements
For the Years Ended December 31, 2020 and 2019

NOTE 1 - ORGANIZATION AND DESCRIPTION OF BUSINESS

AGSX Inc. (the "Company") was incorporated in the state of Delaware on January 4, 2016. The Company is headquartered in Los Angeles, CA with additional offices located in Singapore, Bahrain and the Philippines. The Company is an innovator in the fintech, foodtech, insurtech and regtech industries; in underserved, emerging markets; in the Philippines, Southeast Asia, the Middle East and the United States.

Subsequent to December 31, 2020, the Company changed its name to Talino Ventures Inc. (Note 7)

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for fair presentation have been included. The Company's fiscal year end is December 31.

Use of estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from such estimates.

Revenue recognition

Revenue recognition occurs only upon the following criteria being met:

- Step 1: Identify the contract(s) with the customer;
- Step 2: Identify the performance obligations in the contract;
- Step 3: Determine the transaction price;
- Step 4: Allocate the transaction price to each performance obligation;
- Step 5: Record revenue when the entity satisfies a performance obligation

The Company's revenue is earned through the provision of technology consulting services to its customers. The fees billed to customers are determined based on the hours worked at an hourly rate. Revenue is recognized over time as the services are provided to the customer.

Cash and Cash Equivalents

The company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. At December 31, 2020 and 2019, cash includes cash on hand and cash in the bank. The Company's cash is held in an FDIC member financial institution and funds held did not exceed insured limits during the years ended December 31, 2020 and 2019.

Fair Value of Financial Instruments

The Company follows ASC 820 – *Fair Value Measurements and Disclosures*, which defines fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between the market participant's assumptions developed based on market data obtained from independent sources (observable inputs) and an entity's own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3).

The three levels of the fair value hierarchy are described below:

- Level 1: Quoted prices in active markets for identical assets or liabilities
- Level 2: Inputs other than quoted prices that are observable for the asset or liability such as quoted prices for similar assets or liabilities in active markets; quoted prices for identical assets or liabilities in markets with insufficient volume or infrequent transactions; or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data
- Level 3: Inputs for assets and liabilities in which there are unobservable inputs to the valuation methodology that are significant to the measurement of the fair value of the assets or liabilities

Income Taxes

The Company accounts for income taxes in accordance with ASC Topic 740, *Income Taxes*. This statement prescribes the use of the asset and liability method whereby deferred tax asset and liability account balances are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. No deferred tax assets or liabilities were recorded as at December 31, 2020 and 2019.

NOTE 3 - GOING CONCERN

These financial statements have been prepared utilizing an assumption that the Company will continue as a going concern and will be able to recognize the recoverability of its assets and discharge of liabilities in the normal course of business.

The Company has incurred cumulative loss of $78,890 since its inception and has negative working capital of $78,890 at December 31, 2020 which, along with other factors casts substantial doubt about the Company's ability to continue operations as a going concern. The ability of the Company to continue as a going concern will require the Company to raise additional capital through the sale of equity or issuance of debt, in addition to its ability to generate cash flows from operations. These financial statements do not include any adjustments that may be required if the Company is unable to continue as a going concern.

NOTE 4 – RELATED PARTY TRANSACTIONS

Amounts due from related parties as at December 31, 2020 and 2019 are as follows:

		December 31, 2020		December 31, 2019
AGSX Pte. Ltd.	$	49,041	$	80,787
Amihan Global Strategies Inc.		68,000		-
Talino Labs Pte. Ltd.		55,048		-
	$	**172,089**	**$**	**80,787**

Amounts due to related parties as at December 31, 2020 and 2019 are as follows:

		December 31, 2020		December 31, 2019
Advances from Director	$	253,665	$	203,663
	$	**253,665**	**$**	**203,663**

During the years ended December 31, 2020 and 2019, the Company earned revenue of $240,000 and $344,130, respectively, from AGSX Pte. Ltd, an entity that is significantly influenced by a director of the Company. During the years ended December 31, 2020 and 2019, AGSX Pte. Ltd paid expenses of $240,000 and nil, respectively, on behalf of the Company. During the years ended December 31, 2020 and 2019. During the years ended December 31, 2020

and 2019, the Company received repayments of advances from AGSX Pte. Ltd. of $26,500 and $14,000, respectively. Amounts are non-interest bearing and must be repaid in full within 30 days.

During the years ended December 31, 2020 and 2019, the Company earned revenue of $150,000 and nil, respectively, from an Amihan Global Strategies Inc. ("Amihan"), an entity significantly influenced by directors and officers of the Company. During the years ended December 31, 2020 and 2019, Amihan repaid advances $80,000 and $293,000, respectively. During the years ended December 31, 2020 and 2019, the Company received advances from Amihan of $nil and $5,000, respectively, in addition to non-cash settlement of amount due from Amihan of nil and $5,000, respectively. Amounts are non-interest bearing and must be repaid in full within 30 days.

During the years ended December 31, 2020 and 2019, AGSX LLC, an entity controlled by a director of the Company, paid expenses of nil and $85,333, respectively on behalf of the Company. During the years ended December 31, 2020 and 2019, the Company advanced nil and $1,022, respectively, to AGSX LLC. Amounts are non-interest bearing and must be repaid in full within 30 days.

During the years ended December 31, 2020 and 2019, a director of the Company paid expenses of $51,247 and nil, respectively, on behalf of the Company. During the years ended December 31, 2020 and 2019, the Company received advances of $4,000 and nil. Amounts are non-interest bearing and must be repaid within 30 days.

During the years ended December 31, 2020 and 2019, the Company earned revenue of $44,888 and nil, respectively, from Talino Labs Pte. Ltd. ("Talino Labs") an entity significantly influenced by Entity A (as defined below). During the years ended December 31, 2020 and 2019, the Company advanced $10,160 and nil, respectively, to Talino Labs. Amounts are non-interest bearing and must be repaid in full within 30 days. Subsequent to December 31, 2020, the Company acquired all of the outstanding shares of Talino Labs (Note 7).

NOTE 5 – SHARE CAPITAL

The Company's capitalization is 10,000,000 common shares authorized, issued and outstanding with a par value of $0.0001 per share. No preferred shares have been authorized or issued.

As at December 31, 2020 and 2019, the company did not grant any stock options and has not recorded any stock-based compensation.

NOTE 6 – COMMITMENTS & CONTINGENCIES

The Company does not have any commitments or contingencies as at December 31, 2020 and 2019.

NOTE 7 – SUBSEQUENT EVENTS

On April 15, 2021, the Company entered into an arrangement (the "Arrangement") to acquire a minority equity investment in Bayani Pay Inc. ("Bayani") In accordance with the Arrangement, the Company acquired the interest in exchange for $20, a commitment of $100,000 in future equity purchases of Bayani, in addition to providing a minimum viable product and an agreement with an additional party.

On June 2, 2021, the Company was renamed from AGSX Inc. to Talino Ventures Inc.

On June 15, 2021, the Company acquired all of the issued and outstanding shares of Talino Labs Pte. Ltd. ("Talino Labs") for a purchase price of $2. Talino Labs, a Singapore-based Private Company Limited by Shares will operate as a wholly-owned subsidiary of the Company. During the year ended December 31, 2020, Talino Labs recorded revenue of $1,463,319.

On July 21, 2021, the Company filed an Amended and Restated Certificate of Incorporation in which the Company shall now have the authority to issue up to 50,000,000 shares of Common Stock with par value of $0.00001 per share and up to 20,000,000 shares of Preferred Stock with par value of $0.0001 per share.